[On Goodwin Procter LLP Letterhead]

October 11, 2006

Via EDGAR and Federal Express

Mr. Steven Jacobs

Accounting Branch Chief, Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0305

Re:	Arbinet-thexchange, Inc.

Item 4.02 Form 8-K

Filed October 2, 2006

File No. 0-51063

Dear Mr. Jacobs:

This letter is submitted on behalf of Arbinet-thexchange, Inc. (the “Issuer” or “Arbinet”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your comment letter to the Issuer dated October 3, 2006 (the “Comment Letter”), with respect to the Issuer’s Current Report on Form 8-K, File Number 0-51063 (the “Form 8-K”), which was filed with the Commission on October 2, 2006.

Set forth below are the Issuer’s responses to the comment made in the Comment Letter. For reference purposes, the text of the comment has been reproduced below and the Issuer’s response follows it.

Form 8-K Filed October 2, 2006

Comment 1:

Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures as of December 31, 2004 and 2005 in light of the restatement. In addition, please confirm to us that you plan to address this reconsideration and the related conclusions in your amended filing that will contain the restated financial statements.

Response 1:

In response to the Staff’s comment, the Issuer hereby confirms that the Issuer’s officers and Board of Directors have reconsidered the effectiveness of Arbinet’s disclosure controls and procedures as of December 31, 2004 and 2005 in light of the restatement. In addition, the Issuer hereby confirms that the Issuer will include disclosure in its Amended and Restated Annual Report on Form 10-K for the fiscal year ended December 31, 2005 regarding the reconsideration and related conclusions by the Issuer’s officers and Board of Directors of the Issuer’s disclosure controls and procedures as of December 31, 2004 and 2005 in light of the restatement.

*    *    *    *    *

If you have any inquiries or wish to have a discussion regarding the Issuer’s Form 8-K, please contact the undersigned at (617) 570-1633.

Very truly yours,

/s/ Joseph L. Johnson III
Joseph L. Johnson III

cc:	J. Curt Hockemeier

W. Terrell Wingfield, Esq.

Arbinet-thexchange, Inc.

[On Arbinet-thexchange, Inc. Letterhead]

October 11, 2006

Via EDGAR and Federal Express

Mr. Steven Jacobs

Accounting Branch Chief, Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0305

Re:	Arbinet-thexchange, Inc.

Item 4.02 Form 8-K

Filed October 2, 2006

File No. 0-51063

We are today responding to the comments of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter of October 3, 2006 addressed to J. Curt Hockemeier, President and Chief Executive Officer of Arbinet-thexchange, Inc. (the “Issuer”). In connection with our response, we hereby acknowledge as follows:

•	The Issuer is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Arbinet-thexchange, Inc.

By:	/s/ J. Curt Hockemeier
J. Curt Hockemeier
President and Chief Executive Officer